UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WECONNECT TECH INTERNATIONAL, INC.

(Exact name of registrant as specified in its corporate charter)

000-52879

(Commission File Number)

Nevada	39-2060052
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1st Floor, Block A, Axis Business Campus

No. 13A & 13B, Jalan 225, Section 51A

46100 Petaling Jaya

Selangor, Malaysia
(Address of principal executive offices)

+60 17 380 2755

(Registrant’s telephone number, including area code)

________________________________

(Former name or former address, if changed since last report.)

Approximate Date of Mailing: September 30, 2021

WECONNECT TECH INTERNATIONAL, INC.

1st Floor, Block A, Axis Business Campus

No. 13A & 13B, Jalan 225, Section 51A

46100 Petaling Jaya

Selangor, Malaysia

+60 17 380 2755

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF PROPOSED

CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

September 30, 2021

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of WeConnect Tech International, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ENVIRONMENTAL CONTROL CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Shiong Han Wee, Chief Executive Officer, WeConnect Tech International, Inc., 1st Floor, Block A, Axis Business Campus, No. 13A & 13B, Jalan 225, Section 51A, 46100 Petaling Jaya, Selangor, Malaysia, telephone +60 17 380 2755.

By Order of the Board of Directors

/s/ Shiong Han Wee
Shiong Han Wee, Chief Executive Officer

Selangor, Malaysia

September 30, 2021

INTRODUCTION

This Information Statement is being mailed to stockholders of record as of the close of business on September 30, 2021 (the “Record Date”) of shares of common stock, par value $0.001 per share (the “Common Stock”), of WeConnect Tech International, Inc., a Nevada corporation (the “Company”), in connection with the proposed change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by a Stock Purchase Agreement, dated September 24, 2021 (the “Stock Purchase Agreement”) by and among certain sellers of shares of common stock (the “Sellers”), including our director and sole executive officer, Shiong Han Wee, (“Mr. Wee"), the Company, and Motos America, Inc. (“Purchaser”). Pursuant to the terms of the Stock Purchase Agreement, the Sellers will sell to the Purchaser 436,482,690 shares of Common Stock registered their names (the “Control Common Shares”), and 10,000,000 shares of a to be established Series A Convertible Preferred Stock (the “Control Preferred Shares”), collectively representing approximately 90% of the outstanding common stock of the Company as of the Record Date as determined on an as converted basis. In connection with such sale, Mr. Wee and all current members of the board of directors will resign as a member of the Board and from all executive offices they currently hold with the Company, and designees of the Purchaser will be appointed to serve on the Company’s Board of Directors. The sale of the Shares contemplated by the Stock Purchase Agreement will occur on the earlier of October 15, 2021, or the tenth day after the mailing of this Information Statement (the “Closing” and the date on which the Closing occurs, the “Closing Date”).

Assuming the Closing of the Stock Purchase Agreement, the Purchaser will own approximately 90% of our issued and outstanding common stock (as determined on an as-converted basis). Pursuant to the terms of the Stock Purchase Agreement, our Board, of which Mr. Wee is a member, will appoint the following individuals to serve in the offices set forth next to their names:

Name	Position
Vance Harrison	Chief Executive Officer, President and Director
Terina Liddiard	Chief Financial Officer, Secretary and Director
Taylor Brody	Chief Marketing Officer and Director

In addition, all board members will resign from their positions as a director and officer, if applicable, of the Company.

The foregoing descriptions of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Stock Purchase Agreement, which is filed as Exhibit A to this Information Statement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs otherwise than at a meeting of our stockholders. Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement is being mailed on or about September 30, 2021 to all holders of record on September 30, 2021.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and contains biographical and other information concerning our executive officers and directors after the completion of the Stock Purchase Agreement.

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VOTING SECURITIES

The Common Stock is the only class of equity securities that are currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held). Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. As of September 30, 2021, there were 593,610,070 shares of our common stock outstanding. The intended change of directors and officers in connection with the Stock Purchase Agreement is not subject to a stockholder vote.

On or prior to the consummation of the transactions contemplated in the Stock Purchase Agreement, the Company intends to establish the Series A Convertible Preferred Stock on terms mutually acceptable to the Purchaser and the Sellers. Holders of the and Series A Convertible Preferred Stock will be entitled to vote on an as converted basis together. The Company intends to issue 10,000,000 shares of the Series A Convertible Preferred Stock to Shiong Han Wee, our director and sole executive officer, as payment in full of all amounts due to him from the Company. Such 10,000,000 shares of Series A Convertible Preferred Stock will ultimately be transferred to the Purchaser pursuant to the terms of the Stock Purchase Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Closing of the Stock Purchase Agreement

The following table sets forth the number of shares of Common Stock beneficially owned as of the Record Date by (i) each person who is known by us to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of our directors and executive officers as of the Record Date; and (iii) all officers and directors as a group as of the Record Date. The person named in the table has sole voting power and investment power with respect to the Common Stock set forth opposite such person’s name.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. As of the Record Date, Mr. Wee did not own any options, warrants or other securities that were convertible into or exchangeable for shares of Common Stock. However, the Company intends to issue to Mr. Wee 10,000,000 shares of Series A Convertible Preferred Stock as payment in full of all amounts owed by the Company to Mr. Wee. The Series A Convertible Preferred Stock will be established some time on or prior to the closing of the transactions contemplated in the Stock Purchase Agreement on terms that are mutually acceptable to the Purchaser and Sellers.

Percentage ownership calculations in the table are based on 593,610,070 shares of Common Stock outstanding as the Record Date. The address of each person set forth below is in care of the Company at 1st Floor, Block A, Axis Business Campus, No. 13A & 13B, Jalan 225, Section 51A, 46100 Petaling Jaya, Selangor, Malaysia.

Name of Beneficial Owner	Amount (number of shares)	Percentage of Outstanding Shares of Common Stock
Shiong Han Wee (1)	82,089,140	13.8%
Kwueh Lin Wong (1)	79,393,540	13.4%
All executive officers and directors as a group (four persons)	161,482,680	27.2%

After Giving Effect to the Closing of the Stock Purchase Agreement

The following table sets forth the number of shares of Common Stock beneficially owned after the Closing by (i) each person who is known by us to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of our directors and executive officers as of the Closing; and (iii) all officers and directors as a group. The person named in the table has sole voting power and investment power with respect to the Common Stock set forth opposite such person’s name.

2

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. As of the Closing Date, the Purchaser did not own any options, warrants or other securities that were convertible into or exchangeable for shares of Common Stock.

Percentage ownership calculations in the table are based on 593,610,070 shares of Common Stock outstanding after the Closing Date. The address of each of the persons set forth below is in care of the Company at 2346 E 3395 S Salt Lake City, UT 84106.

Name of Beneficial Owner	Amount (number of shares)	Percentage of Outstanding Shares of Common Stock
Vance Harrison (1)	436,482,690	73.5%
Terina Liddiard	–	–%
Taylor Brody	–	–%
All executive officers and directors as a group (three persons)	436,482,690	73.5%

Greater Than 5% Shareholder
Moto America, Inc. (1)	436,482,690	73.5%

(1)	Vance Harrison is the President and CEO of Moto America, Inc. and is deemed to the beneficial owner of the shares of securities held by Moto America, Inc. Moto America, Inc. will also hold 10,000,000 shares of Series A Convertible Preferred Stock. The Common Stock and Series A Convertible Preferred Stock held by Moto America, Inc. is anticipated to constitute approximately 90% of the voting power of the issued and outstanding securities.

CHANGE OF CONTROL

Other than as described in this Information Statement, management of the Company is not aware of any arrangements which may result in a change in control of the Company after the consummation of the Stock Purchase Agreement.

As described above, pursuant to the Stock Purchase Agreement and upon the Closing, our Board will appoint the following persons to the offices set forth next to their names:

Name	Position
Vance Harrison	Chief Executive Officer, President and Director
Terina Liddiard	Chief Financial Officer, Secretary and Director
Taylor Brody	Chief Marketing Officer and Director

At Closing, all current executive officers and directors will resign from the Board and from all offices with the Company. Because of the change in composition of our Board and executive officers and the transfer of securities completed by the Stock Purchase Agreement, there will be a change of control of the Company on the Closing of the Stock Purchase Agreement.

Our completion of the transactions contemplated under the Stock Purchase Agreement is conditioned upon the preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed transactions contemplated by the Stock Purchase Agreement will close.

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DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Stock Purchase Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Zhu prior to the date the new director take office.

Current Executive Officers and Directors

Set forth below are the present directors, director nominees and executive officers of the Company. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Name	Age	Positions
Shiong Han Wee	44	Chief Executive Officer, Chief Financial Officer, Director
Kwueh Lin Wong	44	Secretary and Director
Pui Hold Ho	37	Director
Mun Wai Wong	64	Director

Shiong Han Wee, age 44, has served as our Chief Executive Officer and director since August 29, 2017. He has over 15 years of experience as a business consultant and coacher to the Malaysia business community. Since 2011, Mr. Wee has served as the founder, Chief Executive Officer and director of the MIG Group, which are engaged in a diversified range of businesses such as real estate, mobile technology, food and beverage and education. From 2007 to 2009, Mr. Wee served as a director of Future Focus Academic Sdn. Bhd., an education company. Mr. Wee received his undergraduate degree in Business Management from the University of Bolton in the United Kingdom in 2002 and his “A Levels” designation from the SEGI College in Kuala Lumpur, Malaysia in 1998.

Mr. Wee is the 2015 recipient of the Malaysia Young Entrepreneur Award. He also received the Singapore Prominent Brand Award in 2015 in connection with his work with MIG Network International Pte. Ltd (Singapore). Mr. Wee brings to our Board his business experience in the internet and mobile industries.

Kwueh Lin Wong, age 44, has served as our Secretary and director since August 29, 2017. From August 29, 2017, to June 1, 2018, Mr. Wong also served as our Chief Financial Officer. Mr. Wong has over 10 years of experience as an IT consultant and business consultant. Since 2011, Mr. Wong has served as the founder and director of the MIG Group, which are engaged in a diversified range of businesses such as real estate, mobile technology, food and beverage and education. From 2008 to 2014, Mr. Wong was a consultant for Pusat Tiusyen Makmur Maju, an education company. From 2007 to 2009, he served as a director of Future Focus Academic Sdn. Bhd., an education company. From 2004 to 2007, he served as the Marketing Manager of All IT Marketing Sdn. Bhd. Mr. Wong received his Degree in Engineering from Computer Multimedia University in Selangor, Malaysia in 2005. He received an Advanced Diploma in Computer Engineering in 2000 and a Diploma in Computer Engineering in 1998 from Informatics College in Kuala Lumpur, Malaysia. Mr. Wong brings to our Board his deep experience in computer engineering and internet and mobile industries.

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Pui Hold Ho, age 39, was appointed to our board of directors on September 22, 2017. He is an accountant by profession, a fellow member of the Association of Chartered Certified Accountants (ACCA), United Kingdom, a member of the Malaysian Institute of Accountants (MIA) and also a member of Asean Chartered Professional Accountants (ACPA). Mr. Ho has years of professional experience in auditing, banking and corporate finance. He started his career in 2004 by joining a Singapore advisory firm as IPO consultant where he participated in a few successful listings of companies in SGX. He then joined Ernst & Young as Senior Audit Associate until 2009 before he left to join AmBank (M) Berhad – Corporate & Institutional Banking. In the bank, he was responsible in client credit evaluation and marketing of the Bank’s products mainly in debt capital market, offshore loan syndication, corporate finance advisory & treasury products. To further advance his career, he took up the chief financial officer position in a foreign company listed on Bursa Malaysia Securities Berhad until 2013. He now sits on the board of the following companies listed on Main Market of Bursa Malaysia Securities Berhad: HB Global Limited, a food processing company specializing in the production of Ready-to-Serve foods; Malaysia Pacific Corporation Berhad, a property development and investment corporation; Milux Corporation Berhad, a manufacturer of gas appliances, water heaters and gas regulators and distributors of gas and electrical home appliances; Multi-Usage Holdings Berhad, an investment holding and management services company; and Permaju Industries Berhad, a motor vehicles trader and provision of its related services, properties development and timber plantation. Mr. Ho brings to our Board his financial and accounting experience as well as public company governance expertise.

Mun Wai Wong, age 64, has over 30 years of experience in accounting and finance. Mr. Wong founded WMW Management Services in 2007 and is its Chief Executive Officer. Prior to that time, he was the Chief Operating Officer of Hai Ming Holding Berhad. Mr. Wong has served as a director of Comintel Corporation Berhad (COMCORP:KLSE) since October 2010 and a director of PanPages Berhad (PANPAGE:KLSE) since May 2012. Mr. Wong is a Chartered Accountant from the Malaysia Institute of Accountants, a Fellow of the Chartered Certified Accountants, and a member of the Institute of Chartered Secretaries and Administrators. Mr. Wong received his professional qualification in 1984 from Tuanku Abdul Rahman College in Malaysia. Mr. Wong brings to our Board his deep experience in the accounting and finance matters.

Executive Officers and Directors Following the Closing Date

Upon consummation of the Stock Purchase Agreement, the following individual will constitute our Board and executive officers:

Name	Age	Positions
Vance Harrison	47	Chief Executive Officer, President, Director
Terina Liddiard	51	Chief Financial Officer, Secretary and Director
Taylor Brody	31	Chief Marketing Officer and Director

Vance Harrison, age 47, has a back ground of 28 years in the Automotive business, Auto Finance and Powersports retailing business. From 2017 to current he has been a Dealer Principle of an Automobile Franchise in Salt Lake City, Utah. From 2009 to 2021 served as a Dealer Principle for BMW, Ducati and Triumph Franchises in Utah. 2010 to current is the CEO of New Start Financial.

His career has spanned from fulfilling every position in a Dealership, including serving as a board member of many Dealer to manufacture appointed positions. From 2018 he has been the President of the BMW Motorrad Dealer forum. His broad ability to create a unique culture with an experience for his employees and customers, excelled his Dealerships to become top national performers, becoming very well respected and a go to in his industry. Mr. Harrison is passionate about the business side of the Powersports industry, with the unique ability to not lose sight on the why behind what makes a successful retailer in this every changing market place. His philosophy of a frictionless process with a disruptive technology driven change in the sales process will be the next evolution of the retail business, which Mr. Harrison is on the forefront of. Vance studied business at the University of Utah in 1993.

Vance brings to the board his 27 years of experience in building auto dealerships and powersports dealerships, as well as an extensive retail marketing background.

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Terina Liddiard, age 51, has been in the automotive accounting business for 21 years, worked for the 9th largest Automobile retailer in the country fulfilling many diverse accounting roles. Ms. Liddiard has been on our team for the past 2 years serving the automotive and powersports business. She oversees the day to day operations of all of our accounting departments. Terina received her Associates Degree in computerized accounting from Stevens-Henager College of Business in 1987.

Terina brings to the board extensive experience in retail dealership accounting and finance management.

Taylor Brody, age 32, has a background of 9 years in the Automotive & Powersports Industry and 13 years in Marketing. He is currently the Director of Marketing for three dealer groups and five dealerships. Taylor is also the Founder of Resgato Digital Agency, which provides digital marketing services and consulting to clients in a variety of industries. Taylor has served on motorcycle safety panels, organized Utah’s Distinguished Gentleman’s Ride and leads many motorcycle rides. Taylor received his Bachelor of Arts in Marketing from Westminster College in 2012 where he was placed on the Dean’s List.

Taylor brings to the board nearly 10 years combined experience in building auto dealerships and powersports dealerships, as well as extensive retail marketing background.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

No executive officer or director is a party in a legal proceeding adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

No executive officer or director has been involved in the last ten years in any of the following:

•	Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
•	Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
•	Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or
•	Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

6

Transactions with Related Persons

The Company, in the regular conduct of business, has entered transaction with related parties in the form of cash or expenses paid on behalf of the related party and rendering of services. All advances are unsecured, due on demand and non-interest bearing.

The table below show the breakdown of revenue generated from related party during the years ended July 31, 2020 and 2019:

Related Party	July 31, 2019	% of Revenues	July 31, 2020	% of Revenues
East Cloud Sdn Bhd	$18,190	16%	$16,470	25%
Creative Property Management	2,708	2%	6,390	10%
MIG 020 Berhad	19.360	17%	–
MIG Network and Consultancy Sdn Bhd	16,053	14%	15,042	23%
TOTAL	$56,311		$37,902	58%

East Cloud Sdn Bhd, Creative Property Management Sdn Bhd, MIG O2O Berhad and MIG Network & Consultancy Sdn Bhd are owned by our executive officers and directors, Shiong Han Wee and Kwueh Lin Wong. Messrs. Wee and Wong also serve as directors of these companies.

As of July 31, 2020 and 2019, the Company was indebted to MIG Network & Consultancy Sdn Bhd, our related company, in the amount of $1,236,274 and $1,037,691, respectively, for advances and expenses incurred on behalf of the Company. The amounts are included in due to related parties and are non-interest bearing, unsecured, and due on demand.

As of July 31, 2020 and 2019, we recognized a total of $18,026 and $43,083, respectively, for manpower charge back to MIG O2O Berhad, our related company, which have been included in the statements of operations and comprehensive (loss) income.

During the years ended July 31, 2020 and 2019, we recognized the following transactions with MIG Network & Consultancy Sdn Bhd, our related company:

	As at July 31,
	2020	2019
Manpower charge back to	$–	$1,765
Rental paid to	16,906	69,906
Legal fees paid to	6,700	9,147
Payroll outsourcing paid to	729	1,765

The above transactions have been included in the statements of operations and comprehensive (loss) income.

We have not adopted policies or procedures for approval of related person transactions but review them on a case-by-case basis. We believe that all related party transactions were on terms at least as favorable as we would have secured in arm’s-length transactions with third parties. Except as set forth above, we have not entered into any material transactions with any director, executive officer, and promoter, beneficial owner of five percent or more of our common stock, or family members of such persons.

7

Board Leadership Structure and Risk Management

Our Board recognizes that the leadership structure and combination or separation of the chief executive officer and chairman roles is driven by the needs of the Company at any point in time. As of the date of this Information Statement, the Company has had no active operations and believes that the separation of Chief Executive Officer and Chairman has not been necessary. The Company has no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board the flexibility to establish the most appropriate structure for the Company at any given time. The Company currently has two independent directors: Pui Hold Ho and Mun Wai Wong.

Given that the Company has had no active operations, there is no material need for risk management by the Board.

Director Independence; Committees of the Board

Our board of directors is currently composed of four members, two of whom do not qualify as an independent director in accordance with the published listing requirements of the NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, our board of directors has not made a subjective determination as to each director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, though such subjective determination is required by the NASDAQ rules. Had our board of directors made these determinations, our board of directors would have reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Effective September 22, 2017, we formed an Audit Committee which is comprised of our independent directors: Pui Hold Ho and Mun Wai Wong. A copy of the charter for our Audit Committee is filed as Exhibit 99.1 to our Annual Report for the year ended July 31, 2020, filed with the Securities and Exchange Commission on June 7, 2021. Mr. Ho currently serves as the Audit Committee financial expert as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act.

We have not formed separate Corporate Governance and Compensation and Nominations committees. Our entire Board performs the functions of the Corporate Governance and Compensation and Nominations committees.

Current management cannot predict whether management of the Company following the Closing Date will continue to adopt the NASDAW definition of “independence” or establish any committees of the board.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board established a process for identifying and evaluating director nominees, nor do we have a policy regarding director diversity. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board. Given our status as a “shell company”, we do not anticipate that any of our stockholders will make such a recommendation until after consummation of the Stock Purchase Agreement. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees. In considering a director nominee, it is likely that our Board will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board.

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Board Meetings; Annual Meeting Attendance

During fiscal years ended July 31, 2020, and 2021, our Board did not meet. We did not hold an annual meeting of stockholders in 2021. In the absence of formal meetings, the Board conducted all of its business and approved all corporate actions during the fiscal year ended July 31, 2021 by the unanimous written consent of its members, as permitted by and in conformity with the corporate laws of the State of Nevada.

Stockholder Communications

The Board has not adopted a process for security holders to send communications to the Board. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the Board does not believe that the Company requires a process for security holders to send communications to the Board at this time. The Board takes the position that management of the Company following the Closing Date will establish such a process that will be appropriate for the Company’s operations.

Code of Ethics

We adopted a Code of Ethics applicable to our officers and directors, which is a “code of ethics” as defined by applicable rules of the SEC. If we make any amendments to our Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of our Code of Ethics to our officers or directors, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies in a Current Report on Form 8-K filed with the SEC.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION

During the fiscal year ended July 31, 2020, our executive officers received compensation through employment arrangements with MIG Mobile Tech Berhad. On August 24, 2021, we divested ourselves of MIG Mobile Tech Berhad. As a result, our executive directors and officers do not receive compensation for services in such capacities.

9

Summary Compensation Table

The following tables set forth, for each of the last two completed fiscal years of the Company, the total compensation awarded to, earned by or paid to any person who was a principal executive officer during the preceding fiscal year and every other highest compensated executive officers earning more than $100,000 during the last fiscal year (together, the “Named Executive Officers”). The tables set forth below reflect the compensation of the Named Executive Officers.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year End July 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Nonqualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Shiong Han Wee (2) Chief Executive Officer	2020 2019	$21,328 $29,040	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$21,328 $29,040

Mr. Shiong Han Wee was appointed to serve as our Chief Executive Officer and director on August 29, 2017.

Narrative disclosure to Summary Compensation Table

Each of Messrs. Shiong Han Wee, Kwueh Lin Wong are parties to an employment agreement with MIG Mobile Tech Berhad, our subsidiary, or the Employment Agreements, as of the dates and for the annual salary set forth below:

Name	Position	Annual Salary	Effective Date
Shiong Han Wee	Chief Executive Officer	MYR 120,000	April 1, 2016
Kwueh Lin Wong	Chief Operations Officer	MYR 120,000	April 1, 2016

On August 24, 2021, the Company sold all shares of MIG Mobile Tech Berhad held by it to Ng Chee Chun, an individual. After August 24, 2021, our officers and directors no longer receive compensation from the Company..

Other than set out above and below, there are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

Equity Awards

There are no options, warrants or convertible securities outstanding. At no time during the last fiscal year with respect to any of our executive officers was there:

•	any outstanding option or other equity-based award repriced or otherwise materially modified (such as by extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined);

•	any waiver or modification of any specified performance target, goal or condition to payout with respect to any amount included in non-stock incentive plan compensation or payouts;

•	any option or equity grant;

•	any non-equity incentive plan award made to a named executive officer;

•	any non-qualified deferred compensation plans including non-qualified defined contribution plans; or

•	any payment for any item to be included under All Other Compensation in the Summary Compensation Table.

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Director Compensation Table

During our fiscal year ended July 31, 2020, we did not provide compensation to any of our employee directors for serving as our director. We currently have no formal plan for compensating our employee directors for their services in their capacity as directors, although we may elect to issue stock options to such persons from time to time.

Non-Employee Director Fees

Our Compensation Committee and Board determines the form and amount of compensation for our non-employee directors based on informal surveys of similar companies and the amount necessary to attract and retain such directors. For the fiscal year ended July 31, 2020, we paid each of our non-employee directors as follows:

Name	Fees earned or paid in cash* ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Pui Hold Ho (1)	$12,000	–	–	–	–	–	$12,000

Mun Wai Wong (2)	$6,000	–	–	–	–	–	$6,000

* Fee was paid in Malaysian Ringgit, our functional currency. The Malaysian Ringgit was converted into United States Dollars using the exchange rate of 4.1323 prevailing at the date of payment.

(1)	Mr. Ho was appointed to serve as a director of the Company on September 22, 2017. No fees were paid to Mr. Ho up to July 31, 2018. We began to accrue fees of USD1,000 per month for Mr. Ho from May 2018 onwards.
(2)	Mr. Wong was appointed to serve as a director on June 1, 2018. No fees were paid to Mr. Wong up to July 31, 2018. We started to accrue fees of USD500 per month for Mr. Wong from June 2018 onwards.

Messrs. Ho and Wong received a monthly retainer of US$1,000 and US $500 respectively, for serving as independent directors on our board. All directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. Our non-employee directors are subject to the terms and conditions set forth in a Letter of Appointment of Independent Director, a form of which is filed as Exhibit 10.3 and 10.4 to the Annual Report for the fiscal year ended July 31, 2020, filed with the Securities and Exchange Commission on June 7, 2021, and incorporated herein by reference.

We may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

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Compensation Risk Management

Our Board of directors and human resources staff conducted an assessment of potential risks that may arise from our compensation programs. Based on this assessment, we concluded that our policies and practices do not encourage excessive and unnecessary risk taking that would be reasonably likely to have material adverse effect on the Company. The assessment included our cash incentive programs, which awards non-executives with cash bonuses for punctuality. Our compensation programs are substantially identical among business units, corporate functions and global locations (with modifications to comply with local regulations as appropriate). The risk-mitigating factors considered in this assessment included:

•	the alignment of pay philosophy, peer group companies and compensation amount relative to local competitive practices to support our business objectives; and

•	effective balance of cash, short- and long-term performance periods, caps on performance-based award schedules and financial metrics with individual factors and Board and management discretion.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Exhibit A: Stock Purchase Agreement, dated September 24, 2021, by and among WeConnect Tech International Inc, certain sellers and Moto America, Inc.*

*Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant. has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

WECONNECT TECH INTERNATIONAL, INC.

Dated: October 4, 2021	By:	/s/ Shiong Han Wee
	Name:	Shiong Han WeeTitle:
	Title:	Chief Executive Officer, Chief Financial Officer, Director

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